
05005422


GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2005 JAN 27 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12th January, 2005

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Friday, the 28th January, 2005 inter alia to take on record the unaudited financial results (provisional) for the quarter ended 31st December, 2004.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)